

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2021

Samuel Reich
Chief Executive Officer
Big Cypress Acquisition Corp.
300 W. 41st Street, Suite 202
Miami Beach, FL 33140

> **Re: Big Cypress Acquisition Corp.**
> **Amendment No. 1 to Registration on Form S-1**
> **Filed January 4, 2021**
> **File No. 333-251178**

Dear Mr. Reich:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 30, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Summary , page 1

1. We note your response to comment 2 of our prior letter. We note your revised disclosure that after the completion of the offering and the private placement, your sponsor and Ladenburg and certain of its employees will own approximately 20.72% and 1.65% of your issued and outstanding shares of common stock, respectively (including the placement shares). However, this appears inconsistent with your disclosure on page 11 and elsewhere that the sponsor will ownership percentage excludes the placement units. Please advise.

<u>Our amended and restated certificate of incorporation will require, to the fullest, page 57</u>

2. Your disclosure that your amended and restated certificate of incorporation will designate the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933 is not reflected in Article XII of your amended and restated certificate of incorporation. Please ensure that your disclosure accurately reflects the scope of Article XII of your amended and restated certificate of incorporation.

<u>Exhibit 4.4, page II-7</u>

3. We note your disclosure that the exclusive forum provision in your warrant agreement does not apply to actions arising under the Exchange Act. If Please also ensure that the provision in the warrant agreement states this clearly.

    Please contact Asia Timmons-Pierce, Special Counsel, at 202-551-3754 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing